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Exhibit 4.9

[3CI Complete Compliance Corporation letterhead]

Oct 1st, 2003
Mr. Frank ten Brink
Waste Systems, Inc.
28161 N. Keith Drive
Lake Forest, Illinois 60045

VIA FACSIMILE: (847) 367-9462

Dear Mr. ten Brink:

        As agreed the Amended and Restated Secured Promissory Note dated October 1, 1998 in the remaining principle amount of $2,425,626.20, payable to Waste Systems, Inc. ("WSI"), as amended and extended as described below.

Proposed terms:

a.	Maturity. The note will mature October 1, 2004
b.	Repayment of principal. 3CI will continue to make monthly payments of accrued interests and principal to total $100,000 each, due on the 1st of each month starting Oct 1, 2003.
c.	Revolver Facility. WSI will allow 3CI to draw up to $100,000 from a new revolver facility, which facility will also expire October 1, 2004.
d.	Interest Rate, starting July 1, 2003. Wall Street Journal "Money Rates" (Southwestern Edition), Prime Rate per annum not to exceed 13%.
e.
Financial Covenant. The amended and Restated Note will contain a minimum EBITDA covenant of $900,000 for the six months ending June 30, 2003 and for each reporting quarter thereafter until maturity. Such covenant will be measured on a tailing six months basis and will not include the effect, if any, of the one-time write off or loss on disposal of assets.

By agreement with WSI, EBITDA calculation covenant of the Note was amended (i) effective for the Company's fiscal quarter ended March 31, 2003, and subsequent, to exclude a portion of the Company's reserve for bad debts, and (ii) effective for the Company's fiscal quarter ended June 30, 2003, and subsequent, to further exclude certain legal costs associated with the dispute regarding the conversion rate of the preferred Stock. If the minimum EBITDA goal is not obtained for any of the 6 months period described above, a fee equal to 3% per annum for the six months period will be assessed payable in fifteen days from the end of the given quarter.
f.	Confirmation of Existing Liens. The Company will ratify and confirm all existing liens in favor of WSI securing the Note.
g.
Payment of WSI Fees and Expenses. The Company shall pay all of WSI's reasonable legal fees and expenses incurred by it in connection with the negotiation and documentation of the Proposed Note and related documents and instruments.
h.	Waiver of Existing Defaults. WSI waives, if applicable, all existing events of default under the Note through June 30, 2003.

Please indicate your acceptance by signing and faxing back to me.
Sincerely,
/s/ DONALD P. ZIMA Donald P. Zima Chief Financial Officer
/s/ FRANK J. M. TEN BRINK Frank J. M. ten Brink Vice President Waste Systems, Inc.

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Exhibit 4.9